UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Taylor Morrison Home Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

87724P106
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87724P106	SCHEDULE 13G	Page 2 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM TMM Holdings II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6% (2)(3)
12	TYPE OF REPORTING PERSON PN

(1)  In its capacity as the direct owner of 38,147,847 common partnership units of TMM Holdings II Limited Partnership (“New TMM Units”) and an equal number of shares of Class B Common Stock of the Issuer (“Class B Shares”).  Pursuant to the terms of the Exchange Agreement (as defined below), a holder of New TMM Units may exchange such New TMM Units (along with an equal number of its Class B Shares), at any time for shares of Class A Common Stock of the Issuer (“Class A Shares” and, together with the Class B Shares, the “Common Stock”) on a one-for-one basis.

(2) Except as otherwise set forth in footnote 3 below or in Item 8 herein, all calculations of percentage ownership herein are based on an aggregate of 80,134,705 Class A Shares, consisting of (i) 41,986,858  Class A Shares issued and outstanding as of January 27, 2017, as reported on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on February 1, 2017 (the “Prospectus Supplement”), and (ii) 38,147,847 New TMM Units (along with 38,147,847 Class B Shares) directly held by OCM TMM Holdings II, L.P., assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons are converted into Class A Shares at the ratio of one Class A Share per one New TMM Unit and Class B Share.

 (3)  As described in Item 8 herein, as a result of OCM TMM Holdings II, L.P. being a party to the Stockholders Agreement (as defined herein), the Reporting Persons may be deemed to be members of a group with the TPG Investor (as defined herein) and JH (as defined herein).  The Reporting Persons believe that the TPG Investor owns 38,147,848 New TMM Units and Class B Shares.  Pursuant to the Stockholders Agreement, OCM TMM Holdings II, L.P. and the TPG Investor have agreed, among other things, to vote their shares of Common Stock for each other’s board nominees as well as one board nominee of JH, although JH is not subject to any such voting requirements.  As a result, the Reporting Persons may be deemed to have beneficial ownership of the Common Stock owned by the TPG Investor, and JH may be deemed to have beneficial ownership of the Common Stock owned by the Reporting Persons and the TPG Investor.  If the Reporting Persons are deemed to be members of a group with the TPG Investor as a result of the Stockholders Agreement, the Reporting Persons may be deemed to beneficially own an additional 38,147,848 Class A Shares that would be issued to the TPG Investor upon exchange of all of its New TMM Units.  The aggregate beneficial ownership of the Reporting Persons would be 76,295,695 Class A Shares out of a total of 118,282,553 outstanding Class A Shares (consisting of 41,986,858 Class A Shares outstanding that are not beneficially owned by the Reporting Persons, the TPG Investor or JH as set forth on the Prospectus Supplement and assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons and the TPG Investor are converted into Class A Shares), or 64.5%.  Each Reporting Person hereby expressly disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest in those shares directly held by OCM TMM Holdings II, L.P.

CUSIP No. 87724P106	SCHEDULE 13G	Page 3 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM TMM Holdings II GP, ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the general partner of OCM TMM Holdings II, L.P.

CUSIP No. 87724P106	SCHEDULE 13G	Page 4 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM TMM Holdings II LP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON CO

(1)  Solely in its capacity as the sole shareholder of OCM TMM Holdings II GP, ULC.

CUSIP No. 87724P106	SCHEDULE 13G	Page 5 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree TM Holdings CTB, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the sole shareholder of OCM TMM Holdings II LP, Inc.

CUSIP No. 87724P106	SCHEDULE 13G	Page 6 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as a shareholder of Oaktree TM Holdings CTB, Ltd.

CUSIP No. 87724P106	SCHEULE 13G	Page 7 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII (Parallel), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as a shareholder of Oaktree TM Holdings CTB, Ltd.

CUSIP No. 87724P106	SCHEDULE 13G	Page 8 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII (Parallel 2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as a shareholder of Oaktree TM Holdings CTB, Ltd.

CUSIP No. 87724P106	SCHEDULE 13G	Page 9 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as the general partner of each of Oaktree Opportunities Fund VIII, L.P., Oaktree Opportunities Fund VIII (Parallel) L.P. and Oaktree Opportunities Fund VIII (Parallel 2), L.P.

CUSIP No. 87724P106	SCHEDULE 13G	Page 10 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the general partner of Oaktree Opportunities Fund VIII GP, L.P.

CUSIP No. 87724P106	SCHEDULE 13G	Page 11 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as the sole director of Oaktree TM Holdings CTB, Ltd., Oaktree Opportunities Fund VIII GP Ltd., Oaktree Huntington Investment Fund GP Ltd. and Oaktree FF Investment Fund GP Ltd.

CUSIP No. 87724P106	SCHEDULE 13G	Page 12 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON CO

(1)  Solely in its capacity as the general partner of Oaktree Capital Management, L.P. and Oaktree Capital II, L.P.

CUSIP No. 87724P106	SCHEDULE 13G	Page 13 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as the sole shareholder of Oaktree Opportunities Fund VIII GP Ltd., Oaktree Huntington Investment Fund GP Ltd. and Oaktree FF Investment Fund GP Ltd.

CUSIP No. 87724P106	SCHEDULE 13G	Page 14 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 87724P106	SCHEDULE 13G	Page 15 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 87724P106	SCHEDULE 13G	Page 16 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 87724P106	SCHEDULE 13G	Page 17 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc. and the managing member of Oaktree Holdings, LLC.

CUSIP No. 87724P106	SCHEDULE 13G	Page 18 of 32

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,147,847 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,147,847 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,147,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 87724P106	SCHEDULE 13G	Page 19 of 32

ITEM 1.	(a)	Name of Issuer:
Taylor Morrison Home Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices:
4900 N. Scottsdale Road, Suite 2000, Scottsdale, AZ 85251

ITEM 2.	(a)-(c)	Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

		(1)	OCM TMM Holdings II, L.P., a Cayman Islands limited partnership (“OCM TMM Holdings”), in its capacity as the direct owner of 38,147,847 New TMM Units and 38,147,847 Class B Shares;
		(2)	OCM TMM Holdings II GP, ULC, a British Columbia unlimited liability company (“OCM TMM Holdings GP”), in its capacity as the general partner of OCM TMM Holdings;
		(3)	OCM TMM Holdings II LP, Inc., a British Columbia corporation (“OCM TMM Holdings, Inc.”), in its capacity as the sole shareholder of OCM TMM Holdings GP;
		(4)	Oaktree TM Holdings CTB, Ltd., a Cayman Islands company (“Oaktree TM Holdings”), in its capacity as the sole shareholder of OCM TMM Holdings, Inc.;
		(5)	Oaktree Opportunities Fund VIII, L.P., a Cayman Islands limited partnership (“Opps VIII”), in its capacity as a shareholder of Oaktree TM Holdings;
		(6)	Oaktree Opportunities Fund VIII (Parallel), L.P., a Cayman Islands limited partnership (“Parallel”), in its capacity as a shareholder of Oaktree TM Holdings;
		(7)	Oaktree Opportunities Fund VIII (Parallel 2), L.P., a Cayman Islands limited partnership (“Parallel 2”), in its capacity as a shareholder of Oaktree TM Holdings;
		(8)	Oaktree Opportunities Fund VIII GP, L.P., a Cayman Islands limited partnership (“Opps VIII GP”), in its capacity as the general partner of Opps VIII, Parallel and Parallel 2;
		(9)	Oaktree Opportunities Fund VIII GP Ltd., a Cayman Islands company (“Opps VIII GP Ltd.”), in its capacity as the general partner of Opps VIII GP;
(10)
Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the sole director of Oaktree TM Holdings, Opps VIII GP Ltd., Oaktree Huntington Investment Fund GP Ltd. (“Huntington GP Ltd.”) and Oaktree FF Investment Fund GP Ltd. (“FF GP Ltd.”);

		(11)	Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), in its capacity as the general partner of Management and Oaktree Capital II, L.P. (“Capital II”);
		(12)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the sole shareholder of Opps VIII GP Ltd., Huntington GP Ltd. and FF GP Ltd.;
		(13)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;
		(14)	OCM Holdings I, LLC, a Delaware limited liability company (“OCM Holdings I”), in its capacity as the general partner of Capital I;
		(15)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings, LLC”), in its capacity as the managing member of OCM Holdings I;
		(16)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the sole shareholder of Holdings, Inc. and the managing member of Holdings, LLC; and

CUSIP No. 87724P106	SCHEDULE 13G	Page 20 of 32

(17)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

In addition to the Reporting Persons set forth above, certain affiliates of the Reporting Persons, including (a) Oaktree Huntington Investment Fund, L.P., a Cayman Islands limited partnership (“Huntington”), (b) Oaktree FF Investment Fund, L.P. a Cayman Islands limited partnership (“FF”), (c) Oaktree Real Estate Opportunities Fund V, L.P., a Delaware limited partnership (“ROF V”) and (d) Oaktree Remington Investment Fund, L.P., a Delaware limited partnership (“Remington”), each hold shares of the OCM TMM Holdings; however each such entity lacks both the power to vote and the power to dispose of any New TMM Units or Class B Shares.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

	(d)	Title of Class of Securities:
Class A Common Stock, par value $0.00001 per share (the “Class A Shares”)

	(e)	CUSIP Number:
87724P106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

(a)-(c)
Amount beneficially owned, percent of class, number of shares as to which each person has sole or shared power to vote or direct the vote; sole or share power to dispose or direct the disposition of:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Section 13G are incorporated herein by reference.

By virtue of the relationships described in Item 2 above as well as the arrangements pursuant to the Stockholders Agreement described in Item 8 below, each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the securities deemed to be held directly by OCM TMM Holdings.

CUSIP No. 87724P106	SCHEDULE 13G	Page 21 of 32

(1)
OCM TMM Holdings is the direct owner of 38,147,847 New TMM Units (along with a corresponding number of Class B Shares), which, pursuant to the terms of the Exchange Agreement, dated April 9, 2013, by and among the Issuer, TMM Holdings II Limited Partnership and certain holders of New TMM Units and Class B Shares party thereto (the “Exchange Agreement”), may be exchanged (along with a corresponding number of Class B Shares) for Class A Shares on a one-for-one basis.  The Exchange Agreement is filed as Exhibit 10.2 to the Issuer’s Current report on Form 8-K, filed with the Securities and Exchange Commission on April 15, 2013 and is hereby incorporated by reference.  The foregoing summary is qualified in its entirety by the terms thereof.  Such New TMM Units (along with a corresponding number of Class B Shares) would be exchangeable for 38,147,847 Class A Shares, which would constitute 47.6% of the Issuer’s outstanding Class A Shares (based on 41,986,858 Class A Shares outstanding that are not beneficially owned by the Reporting Persons as set forth on the Form 10-Q and assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons are converted into Class A Shares).

As described in Item 8 herein, the Reporting Persons believe that the TPG Investor owns 38,147,848 New TMM Units and Class B Shares.  Pursuant to the Stockholders Agreement, OCM TMM Holdings and the TPG Investor have agreed, among other things, to vote their shares of Common Stock for each other’s board nominees as well as one board nominee of JH, although JH is not subject to any such voting requirements.  As a result, the Reporting Persons may be deemed to have beneficial ownership of the Common Stock owned by the TPG Investor, and JH may be deemed to have beneficial ownership of the Common Stock owned by the Reporting Persons and the TPG Investor.  If the Reporting Persons are deemed to be members of a group with the TPG Investor as a result of the Stockholders Agreement, the Reporting Persons may be deemed to beneficially own an additional 38,147,848 Class A Shares that would be issued to the TPG Investor upon exchange of all of its New TMM Units.  The aggregate beneficial ownership of the Reporting Persons would be 76,295,695 Class A Shares out of a total of 118,282,553 outstanding Class A Shares (consisting of 41,986,858 Class A Shares outstanding that are not beneficially owned by the Reporting Persons, the TPG Investor or JH as set forth on the Prospectus Supplement and assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons and the TPG Investor are converted into Class A Shares), or 64.5%.  Each Reporting Person hereby expressly disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest in those shares directly held by OCM TMM Holdings.

(2)
OCM TMM Holdings GP, in its capacity as the general partner of OCM TMM Holdings, has the ability to direct the management of OCM TMM Holdings’ business, including the power to vote and dispose of securities directly held by OCM TMM Holdings; therefore, OCM TMM Holdings GP may be deemed to beneficially own the securities directly held by OCM TMM Holdings.

(3)
OCM TMM Holdings, Inc., in its capacity as the sole shareholder of OCM TMM Holdings GP, has the ability to appoint and remove the directors and direct the management of the business of OCM TMM Holdings GP. As such, OCM TMM Holdings, Inc. has the power to direct the decisions of OCM TMM Holdings GP regarding the vote and disposition of securities directly held by OCM TMM Holdings.  Therefore, OCM TMM Holdings, Inc. may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

CUSIP No. 87724P106	SCHEDULE 13G	Page 22 of 32

(4)
Oaktree TM Holdings, in its capacity as the sole shareholder of OCM TMM Holdings, Inc., has the ability to appoint and remove the directors and direct the management of the business of OCM TMM Holdings, Inc. As such, Oaktree TM Holdings has the power to direct the decisions of OCM TMM Holdings, Inc. regarding the vote and disposition of securities directly held by OCM TMM Holdings.  Therefore, Oaktree TM Holdings may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(5)
Opps VIII, in its capacity as a shareholder of Oaktree TM Holdings, shares the ability to appoint and remove the directors and direct the management of the business of Oaktree TM Holdings.  As such, Opps VIII shares the power to direct the decisions of Oaktree TM Holdings regarding the vote and disposition of securities directly held by OCM TMM Holdings.  Therefore, Opps VIII may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(6)
Parallel, in its capacity as a shareholder of Oaktree TM Holdings, shares the ability to appoint and remove the directors and direct the management of the business of Oaktree TM Holdings.  As such, Parallel shares the power to direct the decisions of Oaktree TM Holdings regarding the vote and disposition of securities directly held by OCM TMM Holdings.  Therefore, Parallel may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(7)
Parallel 2, in its capacity as a shareholder of Oaktree TM Holdings, shares the ability to appoint and remove the directors and direct the management of the business of Oaktree TM Holdings.  As such, Parallel 2 shares the power to direct the decisions of Oaktree TM Holdings regarding the vote and disposition of securities directly held by OCM TMM Holdings.  Therefore, Parallel 2 may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(8)
Opps VIII GP, in its capacity as the general partner of Opps VIII, Parallel and Parallel 2 (which collectively control a majority of the vote of Oaktree TM Holdings) has the ability to direct the management of each of Opps VIII’s, Parallel’s and Parallel 2’s business, including the power to direct the decisions of each of Opps VIII, Parallel and Parallel 2 regarding the vote and disposition of securities directly held by OCM TMM Holdings; therefore, Opps VIII GP may be deemed to beneficially own the securities directly held by OCM TMM Holdings.

(9)
Opps VIII GP Ltd., in its capacity as the general partner of Opps VIII GP, has the ability to direct the management of Opps VIII GP’s business, including the power to direct the decisions of Opps VIII GP regarding the vote and disposition of securities directly held by OCM TMM Holdings; therefore, Opps VIII GP Ltd. may be deemed to beneficially own the securities directly held by OCM TMM Holdings.

(10)
Management, in its capacity as the sole director of Oaktree TM Holdings, Opps VIII GP Ltd., Huntington GP Ltd. and FF GP Ltd. has the ability to direct the management of Oaktree TM Holdings, Opps VIII GP Ltd., Huntington GP Ltd. and FF GP Ltd., including the power to direct the decisions of Oaktree TM Holdings, Opps VIII GP Ltd., Huntington GP Ltd. and FF GP Ltd. regarding the vote and disposition of securities directly held by OCM TMM Holdings; therefore, Management may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

CUSIP No. 87724P106	SCHEDULE 13G	Page 23 of 32

(11)
Holdings, Inc., in its capacity as the general partner of each of Management and Capital II, has the ability to direct the management of each of Management’s and Capital II’s business, including the power to vote and dispose of securities directly held by OCM TMM Holdings; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(12)
GP I, in its capacity as the sole shareholder of each of Opps VIII GP Ltd., Huntington GP Ltd. and FF GP Ltd. has the ability to appoint and remove the directors and direct the management of the business of each of Opps VIII GP Ltd., Huntington GP Ltd. and FF GP Ltd. As such, GP I has the power to direct the decisions of each of Opps VIII GP Ltd., Huntington GP Ltd. and FF GP Ltd., regarding the vote and disposition of securities directly held by OCM TMM Holdings. Therefore, GP I may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(13)
Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities directly held by OCM TMM Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(14)
OCM Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities directly held by OCM TMM Holdings; therefore, OCM Holdings I may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(15)
Holdings, LLC, in its capacity as the managing member of OCM Holdings I, has the ability to direct the management of OCM Holding I’s business, including the power to direct the decisions of OCM Holdings I regarding the vote and disposition of securities directly held by OCM TMM Holdings; therefore, Holdings, LLC may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(16)
OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities directly held by OCM TMM Holdings.  Additionally, OCG, in its capacity as the managing member of Holdings, LLC, has the ability to direct the management of Holdings, LLC’s business, including the power to direct the decisions of Holdings, LLC regarding the vote and disposition of securities directly held by OCM TMM Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

(17)
OCGH GP, in its capacity as the duly elected manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities directly held by OCM TMM Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the securities directly held by OCM TMM Holdings.

CUSIP No. 87724P106	SCHEDULE 13G	Page 24 of 32

In addition to the relationships with respect to the Reporting Persons described above, we note:

(18)	Huntington is a shareholder of Oaktree TM Holdings; however, Huntington lacks both the power to vote and the power to dispose of any New TMM Units or Class B Shares directly held by OCM TMM Holdings.

(19)	FF is a shareholder of Oaktree TM Holdings; however, FF lacks both the power to vote and the power to dispose of any New TMM Units or Class B Shares directly held by OCM TMM Holdings.

(20)	ROF V is a shareholder of Oaktree TM Holdings; however, ROF V lacks both the power to vote and the power to dispose of any New TMM Units or Class B Shares directly held by OCM TMM Holdings.

(21)	Remington is a shareholder of Oaktree TM Holdings; however, Remington lacks both the power to vote and the power to dispose of any New TMM Units or Class B Shares directly held by OCM TMM Holdings.

(22)
Oaktree Huntington Investment Fund GP, L.P. (“Huntington GP”), in its capacity as the general partner of Huntington, has the ability to direct the management of Huntington’s business, including the power to direct the decisions of Huntington regarding the vote and disposition of securities held by Huntington.

(23)
Huntington GP Ltd., in its capacity as the general partner of Huntington GP, has the ability to direct the management of Huntington GP’s business, including the power to direct the decisions of Huntington GP regarding the vote and disposition of securities held by Huntington.

(24)
Oaktree FF Investment Fund GP, L.P. (“FF GP”), in its capacity as the general partner of FF, has the ability to direct the management of FF’s business, including the power to direct the decisions of FF regarding the vote and disposition of securities held by FF.

(25)
FF GP Ltd., in its capacity as the general partner of FF GP, has the ability to direct the management of FF GP’s business, including the power to direct the decisions of FF GP regarding the vote and disposition of securities held by FF.

(26)
Oaktree Real Estate Opportunities Fund V, GP L.P. (“ROF V GP”), in its capacity as the general partner of ROF V, has the ability to direct the management of ROF V’s business, including the power to direct the decisions of ROF V regarding the vote and disposition of securities held by ROF V.

(27)
Oaktree Remington Investment Fund GP, L.P. (“Remington GP”), in its capacity as the general partner of Remington, has the ability to direct the management of Remington’s business, including the power to direct the decisions of Remington regarding the vote and disposition of securities held by Remington.

CUSIP No. 87724P106	SCHEDULE 13G	Page 25 of 32

(28)
Oaktree Fund GP IIA, LLC (“GP IIA”) , in its capacity as the general partner of ROF V GP and Remington GP, has the ability to direct the management of each of ROF V GP’s and Remington GP’s business, including the power to direct the decisions of each of ROF V GP and Remington GP regarding the vote and disposition of securities held by ROF V and Remington.

(29)
Oaktree Fund GP II, L.P. (“GP II”), in its capacity as the managing member of GP IIA, has the ability to direct the management of GP IIA’s business, including the power to direct the decisions of GP IIA regarding the vote and disposition of securities held by ROF V and Remington.

(30)
Capital II, in its capacity as the general partner of GP II has the ability to direct the management of GP II’s business, including the power to direct the decisions of GP II regarding the vote and disposition of securities held by ROF V and Remington.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Class A Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

CUSIP No. 87724P106	SCHEDULE 13G	Page 26 of 32

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information for forth on Item 2 and Item 4 above is incorporated herein by reference.

On April 9, 2013, in connection with the initial public offering (the “IPO”) of the Issuer, the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”) with OCM TMM Holdings, TPG TMM Holdings II, L.P. (the “TPG Investor” and, together with OCM TMM Holdings, the “Investors”) and JHI Holding Limited Partnership (together with its affiliates party to the Stockholders Agreement, “JH”).

Pursuant to the Stockholders Agreement, for so long as the TPG Investor or OCM TMM Holdings owns at least 50% of the shares of the Issuer’s Common Stock held by it following the IPO, such Investor will be entitled to nominate three directors to serve on the Board of Directors of the Issuer. When an Investor owns less than 50% but at least 10% of the shares of Common Stock held by it following the IPO, such Investor will be entitled to nominate two directors. Thereafter, an Investor will be entitled to nominate one director so long as it owns at least 5% of the shares of Common Stock held by it following the IPO. To the extent permitted under applicable regulations of the New York Stock Exchange, for so long as an Investor has the right to nominate one director, such Investor shall be entitled to have one of its nominees serve on each committee of the Board of Directors of the Issuer. In addition, for so long as JH owns 50% of its equity interests in the TPG Investor and OCM TMM Holdings and such Investors own at least 50% of the shares of Common Stock owned by such Investors following the IPO, JH will be entitled to nominate one director to the Board of Directors of the Issuer. The TPG Investor has nominated three individuals to serve on the Board of Directors of the Issuer and each has been elected.  OCM TMM Holdings has nominated three individuals to serve on the Board of Directors of the Issuer and each has been elected.  JH has nominated one individual to serve on the Board of Directors of the Issuer and such individual has been elected.

Under the Stockholders Agreement, each of OCM TMM Holdings and the TPG Investor has agreed to vote all shares held by it in favor of the directors nominated under the terms of the Stockholders Agreement.

In addition, the Stockholders Agreement provides that Requisite Investor Approval (as defined below) must be obtained before the Issuer is permitted to take the any of the following actions:

	●	consummating certain actions that would result in a change of control of the Issuer;
	●	acquisitions or dispositions by the Issuer or any of its subsidiaries of assets (including land) valued at more than $50.0 million;
	●	incurrence by the Issuer or any of its subsidiaries of any indebtedness in an aggregate amount in excess of $50.0 million or the making of any loan in excess of $50.0 million;
	●	issuance of any equity securities of the Issuer, subject to limited exceptions (which include issuances pursuant to approved compensation plans);
	●	hiring and termination of the Issuer’s Chief Executive Officer; and
	●	certain changes to the size of the Issuer’s Board of Directors.

For purposes of the Stockholders Agreement, “Requisite Investor Approval” means, in addition to the approval of a majority vote of the Issuer’s Board of Directors, the approval of a director nominated by the TPG Investor, so long as it owns at least 50% of the Common Stock held by it at the closing of the IPO, and the approval of a director nominated by OCM TMM Holdings, so long as it owns at least 50% of the Issuer’s Common Stock held by it at the closing of the IPO.

The Reporting Persons believe that the TPG Investor owns 38,147,848 New TMM Units and Class B Shares.  Pursuant to the Stockholders Agreement, OCM TMM Holdings and the TPG Investor have agreed, among other things, to vote their shares of Common Stock for each other’s board nominees as well as one board nominee of JH; although JH is not subject to any such voting requirements.  As a result, the Reporting Persons may be deemed to have beneficial ownership of the Common Stock

CUSIP No. 87724P106	SCHEDULE 13G	Page 27 of 32

owned by the TPG Investor, and JH may be deemed to have beneficial ownership of the Common Stock owned by the Reporting Persons and the TPG Investor.  If the Reporting Persons are deemed to be members of a group with the TPG Investor as a result of the Stockholders Agreement, the Reporting Persons may be deemed to beneficially own an additional 38,147,848 Class A Shares that are would be issued to the TPG Investor upon exchange of all of its New TMM Units.  The aggregate beneficial ownership of the Reporting Persons would be 76,295,695 Class A Shares out of a total of 118,282,553 outstanding Class A Shares (consisting of 41,986,858 Class A Shares outstanding that are not beneficially owned by the Reporting Persons, the TPG Investor or JH as set forth on the Prospectus Supplement and assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons and the TPG Investor are converted into Class A Shares), or 64.5%.  Each Reporting Person hereby expressly disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest in those shares directly held by OCM TMM Holdings.

The Stockholders Agreement is filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 15, 2013 and is hereby incorporated by reference.  The foregoing summary is qualified in its entirety by the terms thereof.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

ITEM 10.	CERTIFICATIONS.
Not applicable.

CUSIP No. 87724P106	SCHEDULE 13G	Page 28 of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2017

OCM TMM HOLDINGS II, L.P.

By: Its:	OCM TMM Holdings II GP, ULC General Partner

By: Its:	OCM TMM Holdings LP, Inc. Sole Shareholder

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Authorized Signatory

By:	/s/ Derek Smith
Name:	Derek Smith
Title:	Authorized Signatory

OCM TMM HOLDINGS II GP, ULC

By: Its:	OCM TMM Holdings LP, Inc. Sole Shareholder

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Authorized Signatory

By:	/s/ Derek Smith
Name:	Derek Smith
Title:	Authorized Signatory

OCM TMM HOLDINGS II LP, INC.

By: Its:	Oaktree TM Holdings CTB, Ltd. Sole Shareholder

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Authorized Signatory

By:	/s/ Derek Smith
Name:	Derek Smith
Title:	Authorized Signatory

CUSIP No. 87724P106	SCHEDULE 13G	Page 29 of 32

OAKTREE TM HOLDINGS CTB, LTD.

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Authorized Signatory

By:	/s/ Derek Smith
Name:	Derek Smith
Title:	Authorized Signatory

OAKTREE OPPORTUNITIES FUND VIII, L.P.

By: Its:	Oaktree Opportunities Fund VIII GP, L.P. General Partner

By: Its:	Oaktree Opportunities Fund VIII GP Ltd. General Partner

By: Its:	Oaktree Capital Management, L.P. Sole Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND VIII (PARALLEL), L.P.

By: Its:	Oaktree Opportunities Fund VIII GP, L.P. General Partner

By: Its:	Oaktree Opportunities Fund VIII GP Ltd. General Partner

By: Its:	Oaktree Capital Management, L.P. Sole Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

CUSIP No. 87724P106	SCHEDULE 13G	Page 30 of 32

OAKTREE OPPORTUNITIES FUND VIII (PARALLEL 2), L.P.

By: Its:	Oaktree Opportunities Fund VIII GP, L.P. General Partner

By: Its:	Oaktree Opportunities Fund VIII GP Ltd. General Partner

By: Its:	Oaktree Capital Management, L.P. Sole Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND VIII GP, L.P.

By: Its:	Oaktree Opportunities Fund VIII GP Ltd. General Partner

By: Its:	Oaktree Capital Management, L.P. Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND VIII GP LTD.

By: Its:	Oaktree Capital Management, L.P. Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

CUSIP No. 87724P106	SCHEDULE 13G	Page 31 of 32

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

CUSIP No. 87724P106	SCHEDULE 13G	Page 32 of 32

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 2.
Exchange Agreement, by and among Taylor Morrison Home Corporation TMM Holdings II Limited Partnership and certain holders of New TMM Units and shares of Class B Common Stock party thereto (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K of Taylor Morrison Home Corporation dated April 15, 2013).

Exhibit 3.
Stockholders Agreement, by and among Taylor Morrison Home Corporation and the shareholders party thereto (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K of Taylor Morrison Home Corporation dated April 15, 2013).